EX 99 A-5-A

@Celanese

Investor Information

Celanese Corporation
Investor Relations
1601 West LBJ Freeway
Dallas, Texas 75234-6034

Mark Oberle
Phone: +1 972 443 4464 Fax: +1 972 332 9373 mark.oberle@celanese.com

Celanese Corporation Announces Extension of the Expiration Date of the Subsequent
Acceptance Period for the Mandatory Offer for Celanese AG Shares

DALLAS, Texas, December 1, 2006 - Celanese Corporation (NYSE:CE) announced the further extension of the subsequent acceptance period of the mandatory offer by Celanese Europe Holding GmbH & Co. KG (formerly known as BCP Crystal Acquisition GmbH & Co. KG), a subsidiary of Celanese Corporation, to all Celanese AG shareholders to acquire all their Celanese AG shares at the offer price of EUR41.92 per Celanese AG share, in cash, plus interest, upon the terms and conditions set forth in the Offer Document, to continue until February 1, 2007, 12:01 a.m. New York City time, 6:01 a.m. Central European time, due to the ongoing award proceedings (spruchverfahren) by dissenting shareholders. No shares tendered during the subsequent acceptance period may be withdrawn after tender.

Shareholders should note that the subsequent acceptance period of the mandatory offer may be further extended beyond February 1, 2007, 12:01 a.m. New York City time, 6:01 a.m. Central European Time, as a result of the continuation of such award proceedings and such extension may continue until such date which is two months after the date on which the final decision on the last motion ruled on such proceedings has been announced in the Federal Gazette (Bundesanzeiger).

     Shareholders should also be aware of the higher cash compensation contemplated by the squeeze out transaction described in the Supplement, dated April 14, 2006, to the Going Private Disclosure Document, dated July 6, 2005.

     Celanese Europe Holding GmbH & Co. KG currently owns approximately 98.2% of the total outstanding shares. Since our last extension, a total of approximately 110 shares have been tendered.

     As a global leader in the chemicals industry, Celanese Corporation makes products essential to everyday living. Our products, found in consumer and industrial applications, are manufactured in North America, Europe and Asia. Net sales totaled $6.1 billion in 2005, with approximately 60% generated outside of North America. Known for operational excellence and execution of its business strategies, Celanese delivers value to customers around the globe with innovations and best-in-class technologies. Based in Dallas, Texas, the company employs approximately 9,300 employees worldwide. For more information on Celanese Corporation, please visit the company's website at www.celanese.com.